Exhibit (a)(5)(ii)

1700 Broadway, Suite 2300 Denver, CO 80290-2300 Phone: 303-837-1661 FAX: 303-861-4023

News Release

Company Contact: Eric K. Hagen	September 27, 2019
Title: Vice President, Corporate Affairs	For immediate release
Phone: 303-837-1661
Email: Eric.Hagen@whiting.com

Whiting Petroleum Corporation Announces Results and Proration of its Tender

Offer for its 1.25% Convertible Senior Notes Due 2020

DENVER — September 27, 2019 — Whiting Petroleum Corporation (the “Company”) (NYSE: WLL) today announced the results and proration of the Company’s previously announced cash tender offer (the “Tender Offer”) to purchase up to $300,000,000 aggregate principal amount of its outstanding 1.25% Convertible Senior Notes due 2020 (the “Notes”). The Tender Offer expired at 11:59 P.M., New York City time, on Thursday, September 26, 2019 (the “Expiration Date”).

As of the expiration of the Tender Offer, $523,733,000 aggregate principal amount of the Notes, representing approximately 93.18% of the total Notes outstanding, were validly tendered (and not validly withdrawn) pursuant to the Tender Offer. Because the Tender Offer is oversubscribed, the Notes have been accepted on a pro rata basis. The proration factor for the Notes is approximately 57.33%.

The Company has accepted for purchase $300,000,000 aggregate principal amount of the Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer at the expiration of the Tender Offer at a purchase price equal to $990 per $1,000 principal amount of Notes. Holders of record on September 15, 2019 of the Notes that were validly tendered at or prior to the Expiration Date and accepted for purchase will receive accrued interest, if any, from the last interest payment date up to, but not including, the date the Company accepts and purchases any such Notes. Payment for Notes that have been validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer will be made on the settlement date. The Company expects the settlement date to be September 30, 2019.

After settlement, approximately $262,075,000 aggregate principal amount of the Notes will remain outstanding.

J.P. Morgan acted as the Dealer Manager for the Tender Offer. D.F. King & Co., Inc. served as the Tender and Information Agent for the Tender Offer.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities.

Forward-Looking Statements

This news release contains statements that we believe to be “forward-looking statements” as defined by the U.S. Securities and Exchange Commission. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this news release, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: declines in or extended periods of low oil, NGL or natural gas prices; our level of success in exploration, development and production activities; risks related to our level of indebtedness, ability to comply with debt covenants and periodic redeterminations of the borrowing base under our credit agreement; the geographic concentration of our operations; the ability to achieve the benefits of our organizational redesign and cost reduction strategy; impacts to financial statements as a result of impairment write-downs; federal and state initiatives relating to the regulation of hydraulic fracturing and air emissions; revisions to reserve estimates as a result of changes in commodity prices, regulation and other factors; adverse weather conditions that may negatively impact development or production activities; the timing of our exploration and development expenditures; inaccuracies of our reserve estimates or our assumptions underlying them; risks relating to any unforeseen liabilities of ours; our ability to generate sufficient cash flows from operations to meet the internally funded portion of our capital expenditures budget; our ability to obtain external capital to finance exploration and development operations; our ability to successfully complete asset dispositions and the risks related thereto; unforeseen underperformance of or liabilities associated with acquired properties; the impacts of hedging on our results of operations; failure of our properties to yield oil or gas in commercially viable quantities; availability of, and risks associated with, transport of oil and gas; our ability to drill producing wells on undeveloped acreage prior to its lease expiration; shortages of or delays in obtaining qualified personnel or equipment, including drilling rigs and completion services; uninsured or underinsured losses resulting from our oil and gas operations; our inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing our oil and gas operations; the potential impact of changes in laws that could have a negative effect on the oil and gas industry; our ability to replace our oil and natural gas reserves; negative impacts from litigation and legal proceedings; any loss of our senior management or technical personnel; competition in the oil and gas industry; cyber security attacks or failures of our telecommunication systems; and other risks described under the caption “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the period ended December 31, 2018. We assume no obligation, and disclaim any duty, to update the forward-looking statements in this news release, except as required by law.